EXHIBIT 2.5

AGREEMENT OF PURCHASE AND SALE

This Agreement of Purchase and Sale (this “Agreement”) is made and entered into as of this 25th  day of April, 2012, between BECANCOUR SILICON INC., a corporation subject to the Business Corporations Act (Québec) (“BSI”), TIMMINCO LIMITED, a corporation incorporated under the Canada Business Corporations Act (“Timminco” and together with BSI, the “Vendors”), QSI PARTNERS LTD., a corporation incorporated under the laws of the Cayman Islands (the “Purchaser”) and GLOBE SPECIALTY METALS, INC., a corporation incorporated under the laws of Delaware (the “Guarantor”).

RECITALS:

(A)
Pursuant  to an order of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated January 3, 2012 (as amended and as may be further amended or restated from time to time, the “Initial Order”), the Vendors are subject to proceedings (the “CCAA Proceedings”) under the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C-36, as amended (the “CCAA”);

(B)
On March 1, 2012, the Vendors, the Purchaser, and the Guarantor entered into that certain Agreement of Purchase and Sale, for the purchase and sale of certain of the Vendors’ assets (the “Stalking Horse Agreement”) so as to set a minimum floor price in respect of the Vendors’ sales process;

(C)
Pursuant to an order of the Court dated March 9, 2012 (as amended or restated from time to time, the “Bidding Procedures Order”), the Court, inter alia, approved (i) certain bidding procedures, attached as Schedule “A” thereto, for the solicitation of offers or proposals for the acquisition of the Vendors’ property, assets and undertaking, or some portion thereof (the “Bidding Procedures”) superior to that contemplated under the Stalking Horse Agreement, and (ii) an Expense Reimbursement payable to the Purchaser in accordance with Section 7.2 of the Stalking Horse Agreement; and

(D)
The Vendors desire to sell certain of their assets and the Purchaser has agreed subject to the selection of this Agreement as the Successful Bid in accordance with the Bidding Procedures, to purchase certain assets of the Vendors, subject to the terms and conditions set forth in this Agreement and in accordance with section 36 and other provisions of the CCAA and the Bidding Procedures Order;

NOW THEREFORE,                                           for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Vendors, the Purchaser and the Guarantor agree as follows:

SECTION 1

INTERPRETATION

1.1	Definitions

In this Agreement:

(a)	“Affiliate” has the meaning ascribed to that term under National Instrument 45-106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators;

(b)	“Agreement” has the meaning set out in the recitals hereto;

(c)
“Applicable Law” means, in respect of any Person, property, transaction or event, any domestic or foreign statute, law (including the common law), ordinance, rule, regulation, treaty, restriction, regulatory policy, standard, code or guideline, by-law or order, in each case, having the force of law, that applies in whole or in part to such Person, property, transaction or event;

(d)
“Approval and Vesting Order” means an order by the Court approving this Agreement, authorizing the Transaction and vesting in the Purchaser all the right, title and interest of the Vendors in and to the Purchased Assets free and clear of all Encumbrances, other than Permitted Encumbrances, in form and substance acceptable to the Parties, acting reasonably;

(e)
“Assignment and Assumption Agreement” means an agreement to be entered into between the Purchaser and the Vendors to be effective as of the Closing Time wherein the Vendors shall assign the Contracts to the Purchaser and the Purchaser shall thereafter assume the Assumed Obligations;

(f)
“Assignment Order” means an order or orders of the Court pursuant to Section 11.3 and other applicable provisions of the CCAA, in form and substance satisfactory to the Purchaser, acting reasonably, (i) authorizing and approving the assignment of any Contract for which a Consent and Approval has not been obtained (including the DCC Consent) and preventing any counterparty to the Contract from exercising any right or remedy under the Contract by reason of any defaults arising from the CCAA Proceedings or the insolvency of the Vendors and (ii) where no DCC Consent has been obtained,  the vesting in the Purchaser of all right, title and interest of BSI in and to the QSLP Equity and the QSLP Contracts free and clear of any  rights or remedies of DCC arising under any QSLP Contract in connection with (A) the transfer of the QSLP Equity or such QSLP Contract contemplated hereunder, (B) the Vendors’ insolvency or CCAA Proceedings, or (C) any pre-Closing breach of contract;

(g)	“Assumed Obligations” has the meaning set out in Section 2.4;

(h)	“Auction” has the meaning set out in the Bidding Procedures;

(i)	“Back-Up Bid” has the meaning set out in the Bidding Procedures;

(j)
“Benefit Plans” means all oral or written plans, arrangements, agreements, programs, policies, practices or undertakings of each Vendor with respect to some or all of the Employees and which provide for or relate to:

(i)
bonus, profit sharing or deferred profit sharing, performance compensation, deferred or incentive compensation, supplemental retirement arrangements, share compensation, share purchase or share option, share appreciation rights, phantom stock, vacation or vacation pay, sick pay, employee loans, or any other compensation in addition to salary; or

(ii)
insured or self-insured benefits for or relating to income continuation or other benefits during absence from work (including short term disability, long term disability and workers compensation), hospitalization, health, welfare, legal costs or expenses, medical or dental treatments or expenses, life insurance, accident, death or survivor’s benefits, supplementary employment insurance, day care, tuition or professional commitments or expenses and perquisites or similar employment benefits;

(k)	“Bidding Procedures” has the meaning set out in the recitals hereto;

(l)	“Bidding Procedures Order” has the meaning set out in the recitals hereto;

(m)
“Books and Records” means all files, documents, instruments, papers, books and records (whether stored or maintained in hard copy, digital or electronic format or otherwise), including tax and accounting books and records, used or intended for use by, and in the possession of, either Vendors, in connection with the ownership, or operation of the Purchased Assets, including the Contracts, customer lists, customer information and account records, sales records, computer files, data processing records, employment and personnel records, sales literature, advertising and marketing data and records, credit records, records relating to suppliers and other data, in each case, relating to the Purchased Assets;

(n)	“BSI Owned Property” means the real property referred to under the heading “Owned Property” in Schedule “B”;

(o)	“BSI Working Capital” means the Silicon Metals Accounts Receivable, inventory and prepaid expenses of BSI set out in Schedule “L”;

(p)
“Business Day” means a day on which banks are open for business in Toronto, Montreal and New York but does not include a Saturday, Sunday or statutory holiday in the Province of Ontario, or the Province of Québec or the State of New York;

(q)	“C$” and “$” means the lawful currency of Canada;

(r)	“CCAA” has the meaning set out in the recitals hereto;

(s)	“CCAA Proceedings” has the meaning set out in the recitals hereto;

(t)
“Claims” means any claim of any nature or kind (including any cross-claim or counterclaim), demand, investigation, chose in or cause of action, suit, default, assessment, litigation, third party action, arbitral proceeding or proceeding by or before any Person;

(u)	“Closing” means the successful completion of the Transaction;

(v)	“Closing Cash Payment” has the meaning set out in Section 3.2;

(w)	“Closing Cash Purchase Price” has the meaning set out in Section 3.2;

(x)	“Closing Date” means the fifth (5th) Business Day following the date on which the Approval and Vesting Order is granted or such other date as agreed to in writing by the Parties;

(y)	“Closing Date Draft Statement of QSLP Working Capital” has the meaning set out in Section 3.9(a);

(z)	“Closing Date Statement of QSLP Working Capital” has the meaning set out in Sections 3.9(d) and 3.9(e);

(aa)	“Closing Time” means 2:00 p.m. (Toronto time) on the Closing Date;

(bb)
“Collective Agreements” means all collective bargaining or similar agreements with any type of Employee representative applying or relating to any Employee of either of the Vendors, including the Convention Collective de Travail between BSI, QSLP and La Section Locale 184 du Syndicat Canadien des Communications, de l’Énergie et du Papier dated February 28, 2011 relating to BSI’s hourly employees;

(cc)	“Competition Act” means the Competition Act (Canada) as amended, and includes the regulations promulgated thereunder;

(dd)
“Consents and Approvals” means the consents, approvals, notifications or waivers from, and filings with, third parties (including any Governmental Authority) as may be required to complete the Transaction, in form and substance  (including without limitation the quantum of the Consent Costs) satisfactory to the Purchaser, acting reasonably, as set forth in Schedule “K”, and which are effective as of the Closing Time;

(ee)
“Consent Cost” has the meaning set out in Section 1.1(ii), for greater certainty and without limitation, Consent Costs do not include any amounts owing to or incurred by the Monitor or its or the Vendors’ advisors;

(ff)	“Contracts” means all of the contracts and other written agreements to which the Vendors or either one of them are parties constituting part of the Purchased Assets;

(gg)	“Court” has the meaning set forth in the recitals hereto;

(hh)
“Cure Costs” means collectively, (i) the amounts, if any, that are required to be paid under section 11.3 of the CCAA to cure any monetary defaults in connection with the assignment of the Contracts to the Purchaser under section 11.3 of the CCAA; and (ii) such other reasonable costs required to obtain any Consent and Approval (such reasonable costs required to obtain any Consent and Approval, the “Consent Cost”);

(ii)	“DCC” means any one or more of Dow Corning Canada, Inc., DC Global Holdings S.a.r.l. (formerly Dow Corning Netherlands, B.V.), Dow Corning Corporation or their Affiliates as applicable;

(jj)
“DCC Consent” means the consent to the transfer to the Purchaser (or its permitted assigns in accordance with Section 9.11) hereunder of the QSLP Equity and of all of the Contracts to which DCC is a party hereunder and waiver by DCC of any and all rights it has or will become entitled to under any QSLP Contract due to (i) the transfer of the QSLP Equity hereunder, or (ii) the Vendors’ insolvency or CCAA Proceedings, or (iii) any pre-Closing breach of contracts, such consent and waiver to be in form and substance satisfactory to the Purchaser, acting reasonably;

(kk)	“Deposit” has the meaning set forth in Section 3.3;

(ll)
“DIP Amendment” means the amendment dated March 1, 2012 to the DIP agreement dated January 18, 2012 between the Vendors and the DIP Lender pursuant to which the parties thereto agreed, inter alia, that if either (i) the Closing takes place, or (ii) the Closing does not occur solely as a result of the failure by the Purchaser to perform any of its obligations under the Stalking Horse Agreement or hereunder, then the outstanding DIP Obligations (as defined in the DIP Amendment) owing by the Vendors under the DIP Facility and the obligation of the Monitor to return the remaining balance, if any, of the Maximum Amount (as defined in the DIP Amendment) (and interest earned thereon) to the Purchaser on the Maturity Date (as defined therein) shall be reduced by an aggregate amount equal to the Deposit;

(mm)
“DIP Facility” means the super-priority credit facility provided to the Vendors by the Purchaser pursuant to the DIP agreement dated January 18, 2012 between the Vendors and the DIP Lender (as may be amended), and approved by the DIP Order;

(nn)	“DIP Lender” means QSI Partners Ltd., in its capacity as lender under the DIP Facility;

(oo)	“DIP Lender’s Charge” has the meaning set out in the DIP Order;

(pp)	“DIP Order” means the Order of the Court dated February 8, 2012, authorizing the DIP Facility, as amended from time to time;

(qq)	“Disclosure Letter” means the disclosure letter executed by the Vendors and delivered to the Purchaser prior to the execution of the Stalking Horse Agreement;

(rr)	“Draft Statement of BSI Working Capital” has the meaning set forth in Section 3.6(a);

(ss)
“Employee” means an individual who is, or previously was, employed or retained by either Vendor, whether on a full-time or a part-time basis, whether active or inactive as of the Closing Date, and includes an employee on short term or long term disability leave;

(tt)
“Encumbrances” means any security interest, lien, claim, charge, hypothec, reservation of ownership, pledge, encumbrance, mortgage, adverse claim or right of a third party or encumbrance of any nature or kind whatsoever and any agreement, option or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing, (including any conditional sale or title retention agreement, or any capital or financing lease);

(uu)	“Estimated BSI Working Capital Statement” means the forecasted working capital balances set forth in Schedule “L”;

(vv)	“Excise Tax Act” means the Excise Tax Act (Canada), as amended;

(ww)	“Excluded Assets” means any and all properties, rights, assets and undertakings of the Vendors that do not constitute the Purchased Assets;

(xx)	“Excluded Equipment” means any equipment or machinery and any parts and components thereof, that are Excluded Assets;

(yy)	“Expense Reimbursement” has the meaning set forth in Section 7.2 of the Stalking Horse Agreement;

(zz)
“Governmental Authority” means any domestic or foreign government, whether federal, provincial, state, territorial, municipal; or supra-national; and any governmental agency, ministry, department, court (including the Court), tribunal, commission, stock exchange, bureau, board or other instrumentality exercising or purporting to exercise legislative, judicial, regulatory or administrative functions of, or pertaining to, government or securities market regulation;

(aaa)	“Guaranteed Obligations” has the meaning set forth in Section 8.1(a);

(bbb)
“HP2 Severance Transaction Documents” means, collectively, (i) a deed of servitude by which QSGP shall establish by destination of proprietor, mutual and reciprocal real servitudes against and in favour of the property located at 6400 Yvon-Trudeau, Bécancour, Quebec (the “HP2 Property”) and the property located at 6500 Yvon-Trudeau, Bécancour, Quebec (the “Facility”), in order to address operational, maintenance, cost sharing, access and other related matters between the Facility and the HP2 Property, including servitudes for illegal views, optical fibres, internet, telephone lines and systems, parking, access to Yvon-Trudeau Street, passage, locker room, security, shared equipment, water, sewer, natural gas, electricity, fire safety systems and equipment, spur lines, shipping and receiving doors and/or compressed air; (ii) a deed of sale between BSI as vendor to QSGP, acting as general partner of QSLP, as purchaser, of dust collector No. 21 located on the HP2 Property and the related duct connecting Furnaces No. 2 located on the Facility; (iii) a deed of sale under which QSGP, the registered owner of the HP2 Property,  shall transfer legal title to the HP2 Property to BSI,  its current beneficial owner; and (iv) following the registration in the land register of the deeds referred to in above paragraphs (i) and (iii), a termination agreement of the nominee agreement concerning the HP2 Property entered into on September 30, 2010 between BSI, as owner, and QSGP, as nominee; in each case, in substantially the form provided by BSI to the Purchaser under cover of letter dated March 1, 2012 or such other form agreed between the Vendors and the Purchaser, acting reasonably;

(ccc)
“IFRS” means the International Financial Reporting Standards, namely the standards, interpretations and the framework for the preparation and presentation of financial statements (in the absence of a standard or an interpretation) adopted by the International Accounting Standards Board(IASB), consistently applied;

(ddd)	“Income Tax Act” means the Income Tax Act (Canada), as amended;

(eee)	“Initial Order” has the meaning set out in the recitals hereto;

(fff)
“Intellectual Property” means, any interest in any and all intellectual and industrial property of any kind in any jurisdiction throughout the world, including: (i) all software, computer programs, layouts, interfaces, templates, applications and tools, and code of all types, including object and source code, and including ephemeral aspects, “look and feel”, graphic design and user interface design (“Software”); (ii) all information and data, databases, database layouts and data structures (whether or not subject to copyright protection) (“Databases”); (iii) all literary, graphical, pictorial, artistic, audio-visual and other works, including webpages and webpage designs, templates, scripts, and similar material, and all compilations of any of the foregoing (collectively, together with Software and Databases, “Works”); (iv) all trade-marks, trade names, service marks, trade dress, logos and other marks and associated goodwill (“Marks”); (v)all domain names, patents, inventions, discoveries, arts, systems, methods, processes, machines, manufactures, developments and improvements (“Inventions”); (vi) all industrial designs; all formulae, confidential information, proprietary information, trade secrets and know how (“Know-How”); and (vii) any other works or other subject-matter that is subject to intellectual or industrial property protection under the laws of any jurisdiction throughout the world; in all cases  of the foregoing whether or not registrable, registered or the subject of applications for registration, including Intellectual Property Rights;

(ggg)
“Intellectual Property Rights” means: (i) any and all statutory, common law or other intellectual and industrial property rights and interests of any kind or nature in and to Intellectual Property, including all copyrights and other rights in and to Works, moral rights and benefits in all waivers of moral rights, patents, patent rights and other rights in and to Inventions, rights to Marks, rights and benefits in and to domain name registrations, industrial design and design patent rights, trade secret rights and other rights in and to Know-How, (ii) all registrations, pending applications for registration, and rights to file applications, and rights of priority, renewal, extensions, divisionals, continuations (in whole or in part) or other derivative applications and registrations, for any of the foregoing; (iii) all licenses or other contractual rights in and to any of the foregoing (including third party software licenses) and all licenses granted in respect of any of the foregoing Intellectual Property, rights and interests; (iv) all future income and proceeds from any of the foregoing Intellectual Property, rights, interests or licenses; and (v) all rights of enforcement and to obtain remedies, including to damages and profits, by reason of past, present or future infringement of any of the foregoing Intellectual Property, rights, interests or licenses;

(hhh)	“Investment Canada Act” means Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp.), as amended;

(iii)
“Litigation Claims” means, collectively, (i) any and all rights of actions or claims whatsoever of either Vendor against third parties arising by reason of any facts or circumstances that occurred or existed before the Closing but excluding any such rights of actions or claims of either Vendor against counterparties to any Contract, and (ii) all amounts owing or received in respect of any such rights of actions or claims;

(jjj)	“Material Adverse Change” means any one or more changes, effects, events or occurrences that, individually or in the aggregate:

(i)
is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (contingent or otherwise), condition (financial or otherwise), capitalization, operations or results of operations of QSLP and the Purchased Assets, taken as a whole; or

(ii)	prevents or materially delays or would reasonably be expected to prevent or materially delay the Vendors from consummating the Transaction;

other than, in the case of clause (a) or (b), any change, effect, event or occurrence (i) in or relating to the CCAA Proceedings, (ii) in or relating to general political, economic or financial conditions in Canada, or (iii) in or relating to the industry involving the mining, processing and sale of silicon, in general, and which in the case of paragraph (i), (ii) and (iii) does not have a materially disproportionate effect on QSLP and the Purchased Assets, taken as a whole;

(kkk)	“Monitor” means FTI Consulting Canada Inc. in its capacity as Monitor of the Vendors in the CCAA Proceedings;

(lll)
“Monitor’s Certificate” means the certificate to be filed with the Court by the Monitor certifying that the Monitor has received written confirmation in form and substance satisfactory to the Monitor from the Parties that all conditions of Closing have been satisfied or waived by the applicable Parties and that the Monitor has received the Closing Cash Purchase Price;

(mmm)
“Ordinary Course of Business” means the ordinary course of business of the Vendors with respect to the Purchased Assets consistent with the conduct of such business on the date hereof and consistent with the Orders of the Court in the CCAA Proceedings;

(nnn)	“Output and Supply Agreement” means the output and supply agreement among QSLP, BSI and DCC dated October 1, 2010, as amended;

(ooo)	“Parties” means, collectively, the Purchaser, the Guarantor and each of the Vendors, and “Party” means any one of them;

(ppp)
“Pension Plans” means any registered or unregistered pension plans of or sponsored by the Vendors, including the following: (i) the Retirement Pension Plan for the Hourly Employees of Timminco Metals, a Division of Timminco, at the Haley Plant (Ontario Registration Number 0589648), (ii) the Régime de Rentes pour les Employés Non Syndiqués de Silicium Bécancour Inc. (Québec Registration Number 26042), (iii) the Régime de Rentes pour les Employés Syndiqués de Silicium Bécancour Inc. (Québec Registration Number 32063) and (iv) the Pension Plan for the Timminco Salaried Employees (Ontario Registration Number 1039312);

(qqq)
“Permitted Encumbrances” means only those Encumbrances related to the Purchased Assets listed on Schedule “E” hereto, which the Purchaser, in connection with the Approval and Vesting Order, shall be entitled to seek to further limit or narrow; provided that, any refusal by the Court to grant the Approval and Vesting Order in respect of any such further limited or narrowed list of Permitted Encumbrances shall not constitute a failure to satisfy the condition in Section 5.3(c) hereof so long as the Court grants the Approval and Vesting Order in respect of the Permitted Encumbrances listed on Schedule “E” hereto;

(rrr)
“Person” means any individual, partnership, limited partnership, limited liability company, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, governmental authority or other entity however designated or constituted;

(sss)
“Post-Filing Costs” means any amounts owing or incurred and not paid under the Contracts arising from and after the commencement of the CCAA Proceedings to but excluding the Closing Date that are permitted to be paid pursuant to the Initial Order;

(ttt)
“Post-Retirement Liabilities” mean: (i) with respect to Employees whose employment is or was governed by a Collective Agreement (including retirees), all liabilities and obligations for the post-retirement benefits provided under the Collective Agreements or under Benefit Plans; and (ii) with respect to non-unionized Employees (including retirees), all liabilities and obligations for the post-retirement benefits provided under the Benefit Plans, as applicable;

(uuu)	“Purchase Price” has the meaning set out in Section 3.1;

(vvv)	“Purchased Assets” means, collectively, the Purchased Silicon Metal Assets, and the BSI Owned Property;

(www)
“Purchased Silicon Metal Assets” means all of BSI’s right, title and interest, in and to those assets and rights set forth in Schedule “A” including the following:  the QSLP Equity, the QSLP Contracts, the Silicon Metal Contracts and the ancillary assets and other property set forth in Schedule “A”;

(xxx)	“QSGP” means Québec Silicon General Partner Inc., a corporation formed under the laws of Québec, and its successors and assigns;

(yyy)	“QSLP” means Québec Silicon Limited Partnership, a limited partnership formed under the laws of Québec, and its successors and assigns;

(zzz)	“QSLPContracts” means the Contracts relating to the formation, transfer of assets into, and governance of, QSLP set forth in Schedule “F”;

(aaaa)
“QSLP Current Assets” means, at any date, all current assets of QSLP, determined on a consolidated basis as of such date in accordance with IFRS (including, for greater certainty, cash, cash equivalents and all other current assets set forth in Schedule “M”), plus the aggregate amount of capital expenditures or other expenditures made from the date of this Agreement to such date on account of loss or damage to assets of QSLP or interruption of business of QSLP but only to the extent such amounts are recoverable under insurance policies of QSLP but not yet received by QSLP, and provided however that any such add back of any such capital expenditures or other expenditures will (i) be subject to providing the Purchaser with evidence satisfactory to it, acting reasonably, that such loss or damage is insured and such amounts will be recovered under such insurance policies and (ii) will not be included if the insurance proceeds are otherwise included as a current asset under IFRS.  For greater certainty, the parties agree that the total of QSLP Current Assets as of end of January 2012 amounted to C$34.649 million as reflected on Schedule “M”;

(bbbb)
“QSLP Current Liabilities” means, at any time, all current liabilities of QSLP, determined on a consolidated basis as of such time in accordance with IFRS (including, for greater certainty, all financial debt (including but not limited to any line of credit from the shareholders of QSLP) and all current liabilities set forth in Schedule "M"). For greater certainty, the parties agree that the total of QSLP Current Liabilities as of end of January 2012 amounted to C$28.373 million as reflected on Schedule "M";

(cccc)	“QSLP Equity” means, collectively, 51,000 units in the capital of QSLP and 51 Class A Shares in the capital of QSGP, in each case, registered in the name of BSI;

(dddd)
“QSLP Mineral Rights” means the Mining Lease BM674 issued by the Ministry of Natural Resources and Wildlife to BSI (then called Électro-métallurgie S.K.W. Canada ltée) on January 13, 1976, as renewed, extended and amended;

(eeee)
“QSLP Real Property” means the real property municipally known as 6500 Yvon-Trudeau Street, Bécancour Québec,, known and designated as being lot number 4 702 498 of the Cadastre of Québec, Registration Division of Nicolet (Nicolet 2);

(ffff)	“QSLP Working Capital” means as at any date the amount of the QSLP Current Assets minus the QSLP Current Liabilities in each case as of such date;

(gggg)
“Representative” means, in respect of a Party, each director, officer, employee, agent, Affiliate, manager, lender, solicitor, accountant, professional advisor, consultant, contractor and other representative of such Party or such Party’s Affiliates;

(hhhh)
“Sales Tax” means all  taxes, interest, penalties and fines imposed under Part IX of the Excise Tax Act and An Act Respecting the Québec Sales Tax (Québec) and the regulations made thereunder and “Sales Tax Legislation” means all such acts and regulations;

(iiii)	“Sample QSLP Working Capital Statement” means the sample QSLP working capital statement set forth in Schedule “M”;

(jjjj)
“Shortfall” means that certain amount of silicon metal to be sold by QSLP to DCC on a monthly basis from January 1, 2011 to December 31, 2012, in order to replace that certain amount of silicon metal that was part of the QSLP production allocation that DCC was entitled to receive but was instead sold to by QSLP to BSI pursuant to Section 2.2(b) of the Output and Supply Agreement;

(kkkk)
“Silicon Metal Accounts Receivable” means all accounts receivable (net of doubtful accounts) owing to BSI in respect of the silicon metals business of BSI except for (i) any tax refunds or credits or (ii) any Litigation Claims;

(llll)	“Silicon Metal Contracts” means the Contracts relating solely to the Purchased Silicon Metal Assets set forth in Schedule “G”;

(mmmm)
“Specific Conveyances” means all conveyances, deeds of transfer, share transfers, bills of sale, assignments and transfers that are reasonably required to transfer the Purchased Assets to the Purchaser in customary form consistent with Section 2.2;

(nnnn)	“Stalking Horse Agreement” has the meaning set out in the recitals hereto;

(oooo)	“Statement of BSI Working Capital” has the meaning set forth in Section 3.6(d) or 3.6(e), as applicable;

(pppp)	“Subsequent DIP Amendment” has the meaning set forth in Section 3.10;

(qqqq)	“Successful Bid” has the meaning set out in the Bidding Procedures;

(rrrr)	“Successful Bidder” has the meaning set out in the Bidding Procedures;

(ssss)
“Termination Date” means July 1, 2012 or, in the event the Agreement is the Back Up Bid, 60 days from the date the Purchaser receives written notice that the Purchaser is the Successful Bidder in accordance with Section 3.3 hereof;

(tttt)	“Transaction” means the transaction of purchase and sale contemplated by this Agreement;

(uuuu)
“Transfer Taxes” means all present and future transfer taxes, sales taxes, use taxes, production taxes, value-added taxes, goods and services taxes, land transfer taxes, registration and recording fees, and any other similar or like taxes and charges imposed by a Governmental Authority in connection with the sale, transfer or registration of the transfer of the Purchased Assets, including Sales Tax but excluding any taxes imposed or payable under the Income Tax Act and any other applicable income tax legislation; and

(vvvv)	“Vendors” has the meaning set out in the recitals hereto.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement and not to any particular section hereof. The expression “Section” or reference to another subdivision followed by a number mean and refer to the specified Section or other subdivision of this Agreement.

1.3	Extended Meanings

Words importing the singular include the plural and vice versa and words importing gender include all genders. The term “including” means “including, without limitation,” and such terms as “includes” have similar meanings.

1.4	Schedules

The following Schedules are incorporated in and form part of this Agreement:

Schedule “A”                                           –           Purchased Silicon Metal Assets

Schedule “B”                                           –           BSI Owned Property

Schedule “C”                                           –           Intentionally Deleted

Schedule “D”                                           –           Bidding Procedures Order

Schedule “E”                                           –           Permitted Encumbrances

Schedule “F”                                           –           QSLP Contracts

Schedule “G”                                           -           Silicon Metal Contracts

Schedule “H”                                           –           Intentionally Deleted

Schedule “I”                                           --           Monthly Reimbursement

Schedule “J”                                           -           Intentionally Deleted

Schedule “K”                                           –           Consents and Approvals
Schedule “L”                                           –           Estimated BSI Working Capital Statement
Schedule “M”                                                      Sample QSLP Working Capital Statement
Schedule “N”                                                      Access Agreement Term Sheet

SECTION 2

SALE AND PURCHASE AND ASSIGNMENT

2.1	Sale and Purchase of Assets

Subject to the terms and conditions hereof, at the Closing Time, the Vendors hereby agree to sell, assign and transfer to the Purchaser and the Purchaser hereby agrees to purchase from the Vendors, all of the Vendors’ right, title and interest in and to the Purchased Assets free and clear of all Encumbrances other than Permitted Encumbrances.

2.2	Assignment of Purchased Assets

Subject to the conditions and terms hereof, at the Closing Time, the Vendors shall assign to the Purchaser all of the Vendors’ rights, benefits and interests in and to the Contracts and the Purchaser shall assume the obligations and liabilities of the Vendors under the Contracts at the Closing Time (including Cure Costs but excluding Post-Filing Costs).  Notwithstanding the foregoing, this Agreement and any document delivered under this Agreement shall not constitute an assignment or an attempted assignment of any Purchased Asset contemplated to be assigned to the Purchaser under this Agreement that is not assignable without the Consent and Approval of a third party unless (i) such Consent and Approval has been obtained or (ii) the assignment has been ordered by the Court.

Prior to the application for the Approval and Vesting Order, the Vendors shall use their commercially reasonable efforts to obtain any Consent and Approval necessary for the assignment of any Contract to the Purchaser, including the DCC Consent. The Purchaser shall provide its reasonable cooperation to assist the Vendors in obtaining any such Consents and Approvals.

To the extent any Consent and Approval, including the DCC Consent, necessary for the assignment of any Contract to the Purchaser is not obtained prior to the application for the Approval and Vesting Order, the Vendors shall bring an application to the Court for approval of the Assignment Order.

2.3	“As is, Where is”

The Purchaser acknowledges that the Vendors are selling the Purchased Assets on an “as is, where is” basis as they shall exist at the Closing Time. Except as otherwise provided in Section 4.2(c) and 4.2(d), the Purchaser further acknowledges that it has entered into this Agreement on the basis that the Vendors do not guarantee title to the Purchased Assets. No representation, warranty or condition is expressed or can be implied as to title, encumbrances, description, fitness for purpose, merchantability, condition, quantity or quality or in respect of any other matter or thing whatsoever concerning the Purchased Assets or the right of the Vendors to sell or assign same save and except as expressly represented or warranted herein.  Without limiting the generality of the foregoing, any and all conditions, warranties or representations expressed or implied pursuant to the Sale of Goods Act (Ontario), as amended, the Civil Code of Québec or similar legislation do not apply hereto and have been waived by the Purchaser.  The description of the Purchased Assets contained in the Schedules is for purpose of identification only.  Except as otherwise provided in Section 4.2, no representation, warranty or condition has or will be given by the Vendors concerning completeness or accuracy of such descriptions.

2.4	Assumed Obligations

The Purchaser shall assume and perform, discharge and pay when due the debts, liabilities and obligations under the Contracts (to the extent assigned or transferred to the Purchaser on Closing) for the period from and after the Closing Time and all Cure Costs (other than Post-Filing Costs) of the Vendors (the "Assumed Obligations") after the Closing.  Notwithstanding anything to the contrary contained herein, in no event shall the Purchaser's obligations to pay Cure Costs hereunder exceed a maximum aggregate amount of C$10,000,000.

2.5	Excluded Obligations

Other than the Assumed Obligations, and all the obligations to be assumed pursuant to Sections 3.5 and 6.11 the Purchaser shall not assume and shall not be liable, directly or indirectly, or otherwise responsible for any debts, liabilities or other obligations of the Vendors (to any Person, including without limitation QSLP), including, without limiting the generality of the foregoing:

(a)	all debts, liabilities, obligations or Claims related to any Benefit Plans, Collective Agreements, Employees, Pension Plans, Post-Retirement Liabilities or any Excluded Asset;

(b)	all debts, liabilities and obligations related to any Purchased Asset (including Contracts but excluding Cure Costs) arising out of or related to the period prior to the Closing Time;

(c)	all obligations and liabilities owing by either Vendor to the other Vendor or any Affiliate thereof (for greater certainty other than Cure Costs excluding Post-Filing Costs);

(d)	all debts, liabilities and obligations for or related to any obligation for any taxes that are not expressly assumed by the Purchaser pursuant to Sections 2.4 and 3.5;

(e)
all taxes imposed on or relating to the Purchased Assets that are attributable to any pre-Closing tax period whether or not any such period ends on or before the Closing Date (other than any Transfer Taxes);

(f)	all debts, liabilities and obligations of the Vendors arising under this Agreement; and

(g)
any debts, liabilities, obligations or Claims (other than Claims under any QSLP Contracts) by any person, including without limitation QSLP, against the Vendors relating to amounts payable to, or in respect of, BSI's hourly retirees under the Collective Agreements or under the Benefit Plans.

SECTION 3

PURCHASE PRICE

3.1	Purchase Price

The aggregate purchase price (the “Purchase Price”) payable by the Purchaser to the Vendors for the Purchased Assets is: (i) the sum of C$31,875,000 payable in cash and (ii) the assumption by the Purchaser of the Assumed Obligations subject to the adjustment, if any, in accordance with Section 3.7.

3.2	Satisfaction of Purchase Price

Provided that all conditions of Closing have been satisfied or waived in accordance with Section 5, the Purchase Price shall be paid and satisfied on Closing as follows:

(a)	the crediting and set off of the Deposit against outstanding amounts owing to the DIP Lender under the DIP Facility pursuant to the DIP Amendment and, if applicable, the Subsequent DIP Amendment;

(b)
the application of all outstanding amounts owing to the DIP Lender under the DIP Facility (including any accrued interest thereon and any expenses and other amounts owing thereunder) in excess of the Deposit to the Purchase Price;

(c)
the balance of the cash portion of the Purchase Price (the “Closing Cash Payment” and together with the Deposit and the amount referred to in clause (b) above, the “Closing Cash Purchase Price”) shall be paid on the Closing Date by wire transfer in immediately available funds payable to the Monitor pending further Order of the Court;

(d)	the assumption by the Purchaser of the Assumed Obligations.

Any adjustment required to be made to the Purchase Price in accordance with Section 3.7 shall be satisfied by the payment of the appropriate amount by the Party owing such payment to the other Party entitled thereto in the manner and at the time contemplated therein.

3.3	Deposit

Effective upon the execution of this Agreement by all of the Parties, the Purchaser shall provide to the Monitor, for and on behalf of the Vendors,  a deposit (the “Deposit”) of 15% of the Closing Cash Purchase Price (excluding any adjustment contemplated under Section 3.7 less the amount of the Deposit provided in accordance with section 3.3 of the Stalking Horse Agreement (which amount for greater certainty shall form part of the Deposit hereunder), pursuant to the credit and set off arrangement contemplated under the DIP Amendment.  If the Closing takes place, the Deposit shall be credited and set off against the outstanding amounts owing to the DIP Lender under the DIP Facility pursuant to the DIP Amendment.  The Deposit shall be credited and set off against outstanding amounts owing to the DIP Lender under the DIP Facility pursuant to the DIP Amendment in the event that Closing does not occur solely as a result of the failure by the Purchaser to perform any of its obligations hereunder.  For greater certainty, the Parties agree that the DIP Amendment shall apply to this Agreement.  Notwithstanding any provision herein, there will be no credit or set off of the amount of the Deposit to outstanding amounts owing to the DIP Lender under the DIP Facility on the Business Day following the occurrence of the earliest of any of the following (and the Vendors shall acknowledge the same in writing to the Purchaser):

(a)	if this Agreement is not the Successful Bid or the Back-Up Bid (as determined at the closing of the Auction pursuant to section 9(e) of the Bidding Procedures);

(b)	if this Agreement is the Back-Up Bid and the transaction contemplated by the Successful Bid of another purchaser is closed; or

(c)
if the Transaction is not completed by the Termination Date and either the Vendors or the Purchaser have terminated the Transaction thereafter for any other reason other than solely as a result of the failure of the Purchaser to perform any of its obligations hereunder.

If the Successful Bid does not close and this Agreement is the Back-Up Bid, the Vendors shall immediately provide written notice to the Purchaser of this fact pursuant to the Bidding Procedures.  Upon receipt by the Purchaser of such notice at least 5 Business Days prior to the Termination Date, the Purchaser shall be required to close the Transaction on the same terms set out herein or in the Purchaser’s revised bid, as applicable, by no later than the Termination Date and the Deposit shall be credited and set off as provided in Section 3.2.

3.4	Allocation of Purchase Price

The Purchase Price shall be  allocated among the Purchased Assets by the Purchaser, acting reasonably, two Business Days prior to the Closing, a copy of which will be provided to the Vendors at such time.  The Vendors and the Purchaser agree that the allocation of the Purchase Price for tax purposes among each of the classes of Purchased Assets of each of the Vendors shall be determined and agreed upon on a date no later than five (5) Business Days before the Closing Date. Each of the Vendors and the Purchaser shall report the sale and purchase of the Purchased Assets for all tax purposes in a manner consistent with such allocation, and will complete all tax returns, designations and elections in a manner consistent with such allocation and otherwise follow such allocation for all tax purposes on and subsequent to the Closing Date and may not take any position inconsistent with such allocation.

3.5	Transfer and Other Taxes

The Parties agree that:

(a)
the Purchase Price is exclusive of all Transfer Taxes and the Purchaser shall be liable for and shall pay any and all applicable Transfer Taxes pertaining to the Purchaser’s acquisition of the Purchased Assets or the registration of any Specific Conveyance necessitated hereby (including for greater certainty all debts, liabilities and obligations of the Vendors for Transfer Taxes payable in connection with the Transaction);

(b)
the Purchaser shall indemnify the Vendors for any Transfer Taxes (including any interest or penalties imposed by a Governmental Authority) for which the Vendors may become liable as a result of any failure by the Purchaser to pay or remit such Transfer Taxes;

(c)
if applicable, they shall jointly elect that no Sales Tax be payable pursuant to the Sales Tax Legislation with respect to the purchase and sale of the Purchased Assets under this Agreement and the Purchaser will file an election pursuant to section 167 of the Excise Tax Act and s. 75 of An Act Respecting the Québec Sales Tax (Québec), prepared by the Purchaser and made jointly by the Purchaser and each Vendor, in compliance with the requirements of the Sales Tax Legislation; and

(d)
the Purchaser shall perform, discharge and pay when due all debts, liabilities and obligations for realty taxes in respect of the Purchased Assets attributable to the period from and after the Closing Date.

3.6	Preparation of BSI Working Capital Statement

(a)
Within 20 Business Days following the Closing Date (or such other date as is mutually agreed to by the Vendors and the Purchaser in writing), the Purchaser will prepare and deliver to the Vendors and the Monitor a draft statement of BSI Working Capital (the “Draft Statement of BSI Working Capital”) prepared as of the Closing Date.  The Draft Statement of BSI Working Capital will be prepared in accordance with IFRS consistent with the Estimated BSI Working Capital Statement referred to in Schedule “L”, provided that it is consistent with IFRS.

(b)
The Vendors will have 10 Business Days to review the Draft Statement of BSI Working Capital following receipt of it and the Vendors must notify the Purchaser in writing if they have any objections to the Draft Statement of BSI Working Capital within such 10 Business Day period.  The notice of objection must contain a statement of the basis of the Vendors’ objections.

(c)
If the Vendors send a notice of objection of the Draft Statement of BSI Working Capital in accordance with Section 3.6(b), the Parties will work expeditiously and in good faith in an attempt to resolve such objections following the date of notification by the Vendors to the Purchaser of such objections.  Failing resolution of any objection to the Draft Statement of BSI Working Capital raised by the Vendors, within 90 days following the date of notification by the Vendors to the Purchaser of such objections, the Vendors or the Purchaser may bring a motion before the Court for a determination of such objections with respect to the Draft Statement of BSI Working Capital.

(d)
If the Vendors do not notify the Purchaser of any objection in accordance with Section 3.6(b), the Parties are deemed to have accepted and approved the Draft Statement of BSI Working Capital and such Draft Statement of BSI Working Capital will be final, conclusive and binding upon the Parties, and will not be subject to appeal, absent manifest error.  The Draft Statement of BSI Working Capital will become the “Statement of BSI Working Capital” on the next Business Day following the end of such 5 Business Day period.

(e)
If the Vendors send a notice of objection within the 5 Business Day period, the Parties will revise the Draft Statement of BSI Working Capital to reflect the final resolution amongst the Vendors and the Purchaser or final determination by the Court of such objections under Section 3.6(c) within two Business Days following such final resolution amongst the Vendors and the Purchaser or determination by the Court, as applicable.  Such revised Draft Statement of BSI Working Capital will be final, conclusive and binding upon the Parties, and will not be subject to appeal, absent manifest error.  The Draft Statement of BSI Working Capital will become the “Statement of BSI Working Capital” on the next Business Day following revision of the Draft Statement of BSI Working Capital under this Section 3.6(e).

(f)	The Purchaser and the Vendors will each bear their own fees and expenses, in preparing or reviewing, as the case may be, the Draft Statement of BSI Working Capital.

3.7	BSI Working Capital Purchase Price Adjustment

(a)
Subject to Section 3.7(c), the Purchase Price will be increased or decreased, as the case may be, dollar-for-dollar, to the extent that the  BSI Working Capital, as determined from the Statement of BSI Working Capital, is more or less than C$4,509,000.

(b)
Subject to Section 3.7(c), if the BSI Working Capital, as determined from the Statement of BSI Working Capital, is more than C$4,509,000, the Purchaser will pay to the Vendor the amount of such difference as an increase to the Purchase Price.  If the BSI Working Capital as determined from the Statement of BSI Working Capital is less than C$4,509,000, the Vendors shall pay to the Purchaser the amount of the difference.  Any amounts to be paid by the Purchaser to the Vendors, or by the Vendors to the Purchaser, under this Section will be paid within 2 Business Days after the Draft Statement of BSI Working Capital becomes the Statement of BSI Working Capital in accordance with Section 3.6(d) or Section 3.6(e), as the case may be.

(c)
If the adjustment arising from BSI Working Capital, as determined from the Statement of BSI Working Capital, would increase or decrease the Purchase Price by an amount of less than C$150,000, then there shall be no adjustment to the Purchase Price; provided, however that any such adjustment of C$150,000 or more shall increase or decrease the Purchase Price, dollar for dollar, for the entire amount of the adjustment.

3.8	Sufficiency of Funds

The Vendors will not distribute an amount of the Purchase Price equal to C$4,509,000 (or, after preparation of the Draft Statement of BSI Working Capital, such lesser amount equal to the difference between C$4,509,000 and the BSI Working Capital amount shown on the Draft Statement of BSI Working Capital) until the Statement of BSI Working Capital is determined in accordance with Section 3.6.

3.9	Preparation of QSLP Working Capital Statement

(a)
 Ten Business Days prior to the expected Closing Date (or such other date as is mutually agreed to by the Vendors and the Purchaser in writing), the Vendors will prepare in good faith and deliver to the Purchaser and the Monitor a draft statement of QSLP Working Capital (the “Closing Date Draft Statement of QSLP Working Capital”) as of the Closing Date (or such other date as mutually agreed by the Vendors and Purchaser in writing). The Closing Date Draft Statement of QSLP Working Capital will be prepared in accordance with IFRS and the Sample QSLP Working Capital Statement.  For the avoidance of doubt, in the Sample QSLP Working Capital Statement, a provision against certain accounts receivable from BSI amounting to approximately C$9,700,000 has been booked and considered as of January 2012 as set forth in Schedule "M".  Such provisions in at least the same amount shall also be booked and considered when calculating the QSLP Current Assets as of the Closing Date notwithstanding a potential assumption by the Purchaser hereunder of the underlying obligation to make the respective payment to QSLP.

(b)
The Purchaser will have 5 Business Days to review the Closing Date Draft Statement of QSLP Working Capital following receipt of it and the Purchaser must notify the Vendors in writing if they have any objections to the Closing Date Draft Statement of QSLP Working Capital within such 2 Business Day period. The notice of objection must contain a statement of the basis of the Purchaser’s objections.

(c)
If the Purchaser sends a notice of objection of the Closing Date Draft Statement of QSLP Working Capital in accordance with Section 3.9(b), the Vendors or the Purchaser may bring a motion before the Court for a determination of such objections with respect to the Closing Date Draft Statement of QSLP Working Capital.

(d)
If the Purchaser does not notify the Vendors of any objection in accordance with Section 3.9(b), the Parties are deemed to have accepted and approved the Closing Date Draft Statement of QSLP Working Capital and such Closing Date Draft Statement of QSLP Working Capital will be final, conclusive and binding upon the Parties, and will not be subject to appeal, absent manifest error. The Closing Date Draft Statement of QSLP Working Capital will become the “Closing Date Statement of QSLP Working Capital” on the next Business Day following the end of such 2 Business Day period.

(e)
If the Purchaser sends a notice of objection within the 2 Business Day period, the Parties will revise the Closing Date Draft Statement of QSLP Working Capital to reflect the final resolution amongst the Vendors and the Purchaser or final determination by the Court of such objections under Section 3.9(c) within two Business Days following such final resolution amongst the Vendors and the Purchaser or determination by the Court, as applicable.  Such revised Closing Date Draft Statement of QSLP Working Capital will be final, conclusive and binding upon the Parties, and will not be subject to appeal, absent manifest error. The Draft Statement of QSLP Working Capital will become the “Closing Date Statement of QSLP Working Capital” on the next Business Day following revision of the Closing Date Draft Statement of QSLP Working Capital under this Section 3.9(e).

(f)	The Purchaser and the Vendors will each bear their own fees and expenses, in preparing or reviewing, as the case may be, the Draft Statement of QSLP Working Capital.

(g)	The Vendors will provide the Purchaser full access to its Books and Records and other such information reasonably necessary for it to evaluate the Closing Date Draft Statement of QSLP Working Capital.

3.10	Extension and Increase of DIP Facility

Provided that Closing is not delayed due to the failure of the Vendors to fulfill the conditions under sections 5.1 and 5.3 or any breach of the representations and warranties of the Vendors in section 4.2, the DIP Facility shall be amended as follows (the “Subsequent DIP Amendment”):

(a)	If the Purchaser is the Successful Bidder, in the event Closing has not occurred by June 8, 2012, by increasing the amount of the DIP Facility by up to a maximum amount of $2.5 million;

provided that in (a) above, the Vendors shall repay to the Purchaser any amounts owing pursuant to any Subsequent DIP Amendment by (i) crediting of such amount against the Purchase Price as set forth in section 3.2(a) hereof on or before Closing, or (ii) if this Agreement is terminated for any reason, by payment into an account designated by the Purchaser, within two (2) Business Days of such termination.

SECTION 4

REPRESENTATIONS AND WARRANTIES

4.1	Purchaser’s Representations

The Purchaser represents and warrants to the Vendors as of the date hereof and as of the Closing Time that and acknowledges that the Vendors are relying on such representations and warranties in connection with entering into this Agreement and performing their obligations hereunder:

(a)
the Purchaser is a corporation duly incorporated, organized and subsisting under the laws of the Cayman Islands and has the requisite power and authority to enter into this Agreement and to complete the transactions contemplated hereunder;

(b)
the Purchaser has taken all necessary corporate action to authorize the entering into and performance by it of this Agreement and completion of the transactions contemplated herein will not breach its constating documents, any agreement binding upon the Purchaser or any Applicable Laws with respect to the Purchaser;

(c)
other than the Bidding Procedures Order, the Approval and Vesting Order, the Assignment Order (if applicable) and any Specific Conveyances, execution, delivery and performance of this Agreement by the Purchaser does not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority;

(d)
this Agreement and all other documents contemplated hereunder to which the Purchaser is or will be a party have been or will be, as at the Closing Time, duly and validly executed and delivered by the Purchaser and constitute or will, as at the Closing Time, constitute legal, valid and binding obligations of the Purchaser enforceable in accordance with the terms hereof or thereof;

(e)
except in connection with the CCAA Proceedings, there are no proceedings before or pending before any Governmental Authority, or threatened to be brought by or before any Governmental Authority by or against the Purchaser affecting the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby by the Purchaser;

(f)
the Purchaser is not subject to any order of any Governmental Authority, nor are there any such orders threatened to be imposed by any Governmental Authority, which could affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby by the Purchaser;

(g)	the Purchaser has or will have made adequate arrangements to have sufficient funds available to satisfy its obligations to pay the Purchase Price as set forth in Section 3.2;

(h)	the Purchaser is controlled by a WTO Investor, within the meaning of the Investment Canada Act; and

(i)
the Purchaser and its affiliates do not have assets in Canada that exceed $100 million or gross revenues from sales in, from or into Canada that exceed $100 million, all as determined in accordance with Part IX of the Competition Act and the Notifiable Transactions Regulations thereunder.

4.2	Vendors’ Representations

The Vendors, jointly and severally, represent and warrant to the Purchaser as of the date hereof and as of the Closing Time as follows and acknowledge that the Purchaser is relying on such representations and warranties in connection with entering into this Agreement and performing its obligations hereunder:

(a)	Timminco is a corporation duly incorporated, organized and subsisting under the Canada Business Corporations Act;

(b)	BSI is a corporation duly organized and subject to and subsisting under the Business Corporations Act (Québec);

(c)
except as disclosed in the Disclosure Letter, BSI has good and marketable title to the QSLP Equity, free and clear of Encumbrances other than the Permitted Encumbrances.   The total issued and outstanding securities of QSLP consist of 100,010 units.  The total issued and outstanding capital of QSGP consists of 51 Class A Shares and 49 Class B Shares.  Except as set forth in the QSLP Contracts, there are no existing rights or privileges to acquire any unissued securities of QSLP or QSGP or any of such outstanding securities held by BSI or QSGP;

(d)
except as disclosed in the Disclosure Letter and as of the file currency date specified therein, BSI is the sole and unconditional legal and beneficial owner of and has good and marketable title to the BSI Owned Property and is the sole and unconditional beneficial and legal owner of and has good and marketable title to the other material Purchased Assets, excluding Contracts and Intellectual Property, free and clear of Encumbrances other than Permitted Encumbrances;

(e)
except as disclosed in the Disclosure Letter and as of the file currency date specified therein, (i) QSLP has good and marketable title to all of the material personal property purported to be owned by QSLP and the QSLP Real Property and has a valid leasehold interest in the QSLP Mineral Rights; (ii) the QSLP Mineral Rights are in good standing and in full force and effect; and (iii) the QSLP Mineral Rights and product derived from the QSLP Mineral Rights are not subject to or bound by any royalty, royalty interest or similar payment or interest or other Encumbrances;

(f)
except as would not result in a Material Adverse Change and except as disclosed in the Disclosure Letter, to the best of the Vendors’ and their management’s knowledge: (i) the use of the BSI Owned Property by BSI is in compliance with and not subject to any liability under Applicable Laws related to environmental protection, restoration and rehabilitation, occupational health and safety or natural resources matters and (ii) QSLP’s operations are in compliance with and not subject to any liability under Applicable Laws related to environmental protection, restoration and rehabilitation, natural resource or occupational health and safety matters;

(g)
except as disclosed in the Disclosure Letter, the Vendors have not licensed their rights in any Intellectual Property held by the Vendors, to any Person.  The Vendors have not received from any Person any notice (written or oral) that any of the Vendor’s registered Intellectual Property is invalid or defective, or the use of such registered Intellectual Property is or would be infringing, misappropriating or violating in any way any Intellectual Property of such Person;

(h)
the Vendors and their management are unaware of any pending challenge to the validity of Silicon Metal Contracts or the transactions contemplated thereunder and has not received any written notice threatening any such challenge;

(i)
the aggregate amount of the Shortfall at its highest was 5,440 metric tons. As at January 30, 2012, QSLP had produced and delivered to DCC no less than 2,500 metric tons of silicon metal at BSI’s request in satisfaction of BSI’s obligation to DCC in respect of the Shortfall;

(j)
excluding the CCAA Proceedings, the Vendors are not subject to any order of any Governmental Authority, nor are there any such orders threatened to be imposed by any Governmental Authority, which could affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby by the Vendors;

(k)	subject to obtaining the Approval and Vesting Order, the Vendors have the requisite power and authority to enter into this Agreement and to complete the transactions contemplated hereunder;

(l)
subject to obtaining  the Approval and Vesting Order, each of the Vendors has taken all necessary corporate action to authorize the entering into and performance by it of this Agreement and the entering into of this Agreement and completion of the transactions contemplated herein will not breach its constating documents;

(m)
other than the CCAA Proceedings, there are no proceedings before or pending before any Governmental Authority, or threatened to be brought by or before any Governmental Authority by or against the Vendors or affecting any of the Purchased Assets, the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby by the Vendors;

(n)
subject to obtaining  the Approval and Vesting Order, this Agreement and all other documents contemplated hereunder to which the Vendors are or will be a party have been or will be, as at the Closing Time, duly and validly executed and delivered by each of the Vendors and constitute or will, as at the Closing Time, constitute legal, valid and binding obligations of each of the Vendors enforceable in accordance with the terms hereof or thereof;

(o)	neither Vendor is a non-resident of Canada for purposes of section 116 of the Income Tax Act;

(p)	the aggregate book value of the Purchased Assets does not exceed $330 million, as calculated in accordance with the Investment Canada Act and the regulations thereto;

(q)
the Vendors and their affiliates do not have assets in Canada that exceed $300 million or gross revenues from sales in, from or into Canada that exceed $300 million, all as determined in accordance with Part IX of the Competition Act and the Notifiable Transactions Regulations thereunder;

(r)
each of the Vendors is a registrant for the purposes of tax imposed under (A) An Act Respecting the Québec Sales Tax (Québec) with the following registration numbers for Timminco and BSI, respectively,  1000873612 and 100829788, and (B) Part IX of the Excise Tax Act with the following registration numbers for Timminco and BSI, respectively, 105289094 RT0002 and 104881412 RT0001;

(s)
each of QSLP and QSGP has paid all  taxes which are due and payable by it to all applicable Governmental Authorities and has remitted all  amounts that it withheld or collected on account of amounts that it was required by Applicable Law to have withheld or collected, including for all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes, Sales Tax and any other material taxes to the appropriate Governmental Authority within the time required under Applicable Law;

(t)
no finder, broker or similar intermediary acting on behalf of the Vendors or any of their Affiliates is entitled to a commission, fee or other compensation from the Purchaser in connection with the negotiation, execution or delivery of this Agreement or the consummation of the Transaction; and

(u)	to the Vendors’ knowledge, information and belief, after due inquiry, there are no pre-Closing breaches of contract under the QSLP Contracts listed in items 5 and 6 of Schedule F hereto.

4.3	Limitations

With the exception of the Vendors’ representations and warranties in Section 4.2 and the Purchaser’s representations and warranties in Section 4.1, neither the Vendors nor the Purchaser, nor their respective Representatives, nor any of their respective officers, directors or employees make, have made or shall be deemed to have made any other representation or warranty, express or implied, at law or in equity, in respect of the Vendors, the Purchaser, or the Purchased Assets or the sale and purchase of the Purchased Assets pursuant to this Agreement.

SECTION 5

CONDITIONS

5.1	Conditions - Purchaser

The obligation of the Purchaser to complete the Transaction is subject to the following conditions being fulfilled or performed:

(a)	all representations and warranties of the Vendors contained in this Agreement shall be true in all material respects as of the Closing Time with the same effect as though made on and as of that date;

(b)	the Vendors shall have performed in all material respects each of their obligations under this Agreement to the extent required to be performed at or before the Closing Time;

(c)
all stays of proceedings contained in the Initial Order shall have remained in effect as at the Closing Time except where any such stay is terminated or lifted or amended in a manner which is not prejudicial to the Purchaser or which does not adversely affect the Purchaser’s rights under this Agreement or the Purchased Assets and the exercise of rights contained in the Initial Order has not been amended or modified in any manner prejudicial to the Purchaser as at the Closing Time;

(d)
each Consent and Approval including the DCC Consent, shall have been obtained as at the Closing Time or, in the absence of any such Consent and Approval, the Court shall have approved the Assignment Order in respect of such Consent and Approval and it shall not have been stayed, varied, vacated or appealed (or any such appeal shall have been dismissed with no further appeal therefrom) as at the Closing Time;

(e)	after the date of this Agreement and before the Closing Time, there shall not have occurred any Material Adverse Change;

(f)
the Closing Date  Statement of QSLP Working Capital shall have been determined in accordance with Section 3.9(d) or Section 3.9(e) and the QSLP Working Capital shown on the Closing Date  Statement by QSLP Working Capital shall not be less than $7,500,000;

(g)
BSI shall have delivered to the Purchaser evidence, that the minimum aggregate amount of silicon metal that QSLP shall have produced and delivered to DCC at BSI’s request in satisfaction of BSI’s obligation to DCC in respect of the Shortfall shall be no less than the amount set forth in Schedule “I”;

(h)
the Vendors shall deliver a certificate, to the Purchaser certifying that all Post-Filing Costs and taxes payable in respect of the transactions contemplated under the HP2 Severance Transaction Documents in accordance with the valuation specified therein, that are due, have been paid or provided for, and for those incurred but not yet due, provided for.

The foregoing conditions are for the exclusive benefit of the Purchaser. Any condition in this Section 5.1 may be waived by the Purchaser in whole or in part, without prejudice to any of its rights of termination in the event of non-fulfillment of any other condition in whole or in part. Any such waiver shall be binding on the Purchaser only if made in writing.  If any condition set out in Section 5.1  is not satisfied or performed on or prior to the date specified therefor, the Purchaser may elect on written notice to the Vendors to terminate this Agreement.

5.2	Conditions – Vendors

The obligation of the Vendors to complete the Transaction is subject to the following conditions being fulfilled or performed:

(a)
all representations and warranties of the Purchaser contained in this Agreement shall be true in all material respects as of the Closing Time with the same effect as though made on and as of that date; and

(b)	the Purchaser shall have performed in all material respects each of its obligations under this Agreement to the extent required to be performed at or before the Closing Time.

The foregoing conditions are for the exclusive benefit of the Vendors.  Any condition in this Section 5.2 may be waived by the Vendors in whole or in part, without prejudice to any of their rights of termination in the event of non-fulfilment of any other condition in whole or in part. Any such waiver shall be binding on the Vendors only if made in writing. If any condition set forth in Section 5.2 is not satisfied or performed on or prior to the date specified therefor, the Vendors may elect on written notice to the Purchaser to terminate the Agreement.

5.3	Conditions – Purchaser and Vendors

The obligations of the Vendors and the Purchaser to complete the Transaction are subject to the following conditions being fulfilled or performed:

(a)
this Agreement is the Successful Bid (for greater certainty, in accordance with the Bidding Procedures, to the extent any Portion Bid or an Aggregated Bid is the Successful Bid (each such capitalized term as defined in the Bidding Procedures), the Purchaser shall not be obliged to complete the Transaction or purchase any subset of assets or assume any subset of liabilities which are not covered by such Portion Bid or Aggregated Bid);

(b)	the Approval and Vesting Order shall have been obtained and shall not have been stayed, varied, vacated or appealed (or any such appeal shall have been dismissed with no further appeal therefrom);

(c)	no order shall have been issued by a Governmental Authority which restrains or prohibits the completion of the Transaction; and

(d)	no motion, action or proceedings shall be pending by or before a Governmental Authority to restrain or prohibit the completion of the Transaction contemplated by this Agreement.

The Parties hereto acknowledge that the foregoing conditions are for the mutual benefit of the Vendors and the Purchaser.  If the conditions set out in this Section 5.3 are not satisfied performed or mutually waived on or before the Termination Date, any Party shall have the option to terminate this Agreement upon written notice to the other Parties.

SECTION 6

CLOSING

6.1	Closing

Subject to the conditions set out in this Agreement, the completion of the Transaction shall take place at the Closing Time at the offices of Stikeman Elliott LLP, Commerce Court West, 199 Bay Street, Toronto, Ontario, M5L 1B9, or as otherwise determined by mutual agreement of the Parties in writing, but, in any event, shall take place prior to the Termination Date.

6.2	Purchaser’s Deliveries on Closing

At or before the Closing Time, the Purchaser shall execute and deliver, or arrange for the delivery, as the case may be, to the Vendors the following, each of which shall be in form and substance satisfactory to the Vendors, acting reasonably:

(a)	the Closing Cash Payment;

(b)
a payoff letter by the DIP Lender in respect of amounts outstanding under the DIP Facility including outstanding amounts advanced to the Vendors, interest accrued and unpaid thereon and any expenses and other amounts owing thereunder;

(c)	the Assignment and Assumption Agreement and any Specific Conveyance requiring execution by the Purchaser;

(d)	payment of Transfer Taxes required by Applicable Law to be collected by any Vendor, or alternatively, if applicable, the election(s) referred to in Section 3.5(c) executed by the Purchaser;

(e)	joinders to the applicable QSLP Contracts, as required thereunder;

(f)	a document specifying the Purchase Price allocation for tax purposes provided for in Section 3.4;

(g)
a certificate dated as of the Closing Date confirming that all of the representations and warranties of the Purchaser contained in this Agreement are true in all material respects as of the Closing Time, with the same effect as though made at and as of the Closing Time, and that the Purchaser has performed in all respects the covenants to be performed by it prior to the Closing Time;

(h)	an acknowledgement dated as of the Closing Date that each of the conditions precedent in Section 5.1 of this Agreement have been fulfilled, performed or waived as of the Closing Time;

(i)
an access agreement executed by the Purchaser substantially in accordance with the terms and conditions set out in the access agreement term sheet attached hereto as Schedule “N” (the “Access Agreement Term Sheet”) and such reasonable and customary terms, conditions, representations, warranties, and covenants as typically found in agreements of this nature; and

(j)	such further and other documentation as is referred to in this Agreement or as the Vendors may reasonably require to give effect to this Agreement.

6.3	Vendors’ Deliveries on Closing

At or before the Closing Time, the Vendors shall execute and deliver, or arrange for the delivery, as the case may be, to the Purchaser the following, each of which shall be in form and substance satisfactory to the Purchaser, acting reasonably:

(a)	an executed copy of each Specific Conveyance;

(b)	all Consents and Approvals, or with respect to any Consent and Approval which is not obtained, a notarial copy of an Assignment Order in lieu of such Consent and Approval;

(c)	the Assignment and Assumption Agreement and the Books and Records relating to the Purchased Assets;

(d)	a notarial copy of the Approval and Vesting Order;

(e)
a certificate dated as of the Closing Date confirming that there has been no Material Adverse Change; that all of the representations and warranties of the Vendors contained in this Agreement are true in all material respects as of the Closing Time, with the same effect as though made at and as of the Closing Time, and that the Vendors have performed in all material respects the covenants to be performed by them prior to the Closing Time;

(f)	an acknowledgement dated as of the Closing Date that each of the conditions precedent in Section 5.2 of this Agreement have been fulfilled, performed or waived as of the Closing Time;

(g)	an executed copy of the Monitor’s Certificate;

(h)	stock/unit certificates or similar documents representing the QSLP Equity;

(i)	if applicable, the election(s) referred to in Section 3.5(c) executed by the Vendors;

(j)	resignation letters, effective as of the Closing Time, executed by each of the officers, directors or responsible persons nominated, elected or appointed by BSI in QSLP or QSGP;

(k)
an access agreement executed by Grupo Ferroatlantica, S.A substantially in accordance with the terms and conditions as set out in the Access Agreement Term Sheet and such reasonable and customary terms, conditions, representations, warranties and covenants as typically found in agreements of this nature; and

(l)	such further and other documentation as is referred to in this Agreement or as the Purchaser may reasonably require to give effect to this Agreement.

6.4	Possession of Assets

(a)
The Vendors shall remain in possession of the Purchased Assets until Closing.  Until Closing and subject to the last sentence of this Section 6.4(a), the Vendors shall (i) subject to the Orders of the Court in the CCAA Proceedings, use the Purchased Assets only in the Ordinary Course of Business and use commercially reasonable efforts to maintain, preserve and protect the Purchased Assets in the condition in which they exist on the date hereof, other than ordinary wear and tear and other than replacements, dispositions, modifications or maintenance in the Ordinary Course of Business, (ii) not dispose of any of the Purchased Assets other than sale of inventory in the Ordinary Course of Business, and (iii) not enter into any material contract or agreement in respect of any of the Purchased Assets other than in the Ordinary Course of Business; except, in each case, with the prior written consent of the Purchaser, not to be unreasonably withheld, and provided that any failure to respond to any such request for consent within two (2) Business Days of receipt by the Purchaser of such request shall be deemed to be consent hereunder.    Until Closing, and subject to the last sentence of this Section 6.4(a),  BSI shall, to the extent it is empowered to do so pursuant to the QSLP Contracts and the rights attached to the QSLP Equity, (i) cause the business of QSLP to be conducted in the ordinary course consistent with the conduct of such business on the date hereof and (ii) cause QSLP not to make any distributions to the limited partners of QSLP.  BSI and QSLP may enter into the HP2 Severance Transaction Documents after the date of this Agreement and before Closing and in connection therewith BSI shall provide updated Schedules “B” and “F” and an updated Disclosure Letter to reflect the transactions contemplated under the HP2 Severance Transaction Documents and such updated Schedules and the Disclosure Letter shall be accepted by the Purchaser as Schedule “B”, “F” and the Disclosure Letter, as the case may be, hereunder, provided that the Vendors shall only enter into a HP2 Severance Transaction Document if all HP2 Severance Transaction Documents are entered into on or before Closing.

(b)
On Closing, the Purchaser shall take possession of the Purchased Assets where situate at Closing.  The Purchaser acknowledges that the Vendors have no obligation to deliver physical possession of the Purchased Assets to the Purchaser other than as set forth in Section 6.3(h).  In no event shall the Purchased Assets be sold, assigned, transferred or set over to the Purchaser until the conditions set out in the Approval and Vesting Order have been satisfied and the Purchaser has satisfied all delivery requirements outlined in Section 6.2. The Purchaser shall promptly notify the Vendors of any Excluded Assets which may come into the possession or control of the Purchaser shall promptly release such Excluded Assets to the Vendors, or to such other Person as the Vendors may direct in writing, for greater certainty, title shall not be deemed to vest to the Purchaser in respect of any Excluded Assets. The Vendors shall have no obligation to remove any Excluded Equipment from any premises that constitute part of Purchased Assets.  The Purchaser shall permit the Vendors and their agents and representatives to have reasonable access to such premises to prepare for sale, sell and remove any such Excluded Equipment for a period of three (3) months after the Closing Date.  All right, title and interest in any such Excluded Equipment which is not sold or removed from such premises after three (3) months following Closing shall vest in the Purchaser unless the Purchaser objects to such title transfer in which case, right, title and interest shall continue to vest in the applicable Vendor but the Purchaser shall be entitled to dispose of such Excluded Equipment at the Purchaser’s expense.

6.5	Material Adverse Change

The Vendors shall notify the Purchaser upon the occurrence of a Material Adverse Change or the occurrence of any material loss or damage to the Purchased Assets.

6.6	Access Rights

Upon at least two (2) Business Days’ prior notice by the Purchaser to the Vendors and at any time (i)  after the Purchaser has become the Successful Bidder, or (ii) after notice to the Purchaser from the Vendors of the occurrence of an event or circumstance referred to in Section 6.5, the Purchaser may have reasonable access to the Purchased Assets during normal business hours and in each case prior to Closing for the purpose of enabling the Purchaser to conduct such inspections of the Purchased Assets as it deems appropriate, acting reasonably.  Such inspection shall only be conducted in the presence of a representative of the Vendors, if so required at the discretion of the Vendors. The Purchaser shall not conduct any tests, drilling or other invasive action with respect to the Purchased Assets without the prior written consent of the Vendors, which consent may be withheld in the Vendors’ sole and absolute discretion. The Purchaser agrees to indemnify and save the Vendors harmless from and against all claims, demands, losses, actions and costs incurred or arising from or in any way directly related to physical harm to property or people caused by the Purchaser’s inspection of the Purchased Assets or the attendance of the Purchaser, its employees or agents at properties comprising part of the Purchased Assets. For greater certainty, the Purchaser shall not be responsible to indemnify and save the Vendors harmless from and against the findings of the Purchaser’s inspection.

The Vendors shall continue to make the online data room available to the Purchaser, the Back-Up Bidder (as defined in the Bidding Procedures) and their respective employees and advisors.

6.7	Risk

The Purchased Assets shall be and remain at the risk of the Vendors to the extent of their interest until Closing and at the risk of the Purchaser from and after Closing.  If, prior to Closing, the Purchased Assets or the assets of QSLP, shall be substantially damaged or destroyed by fire or other casualty, then, at its option, the Purchaser may decline to complete the Transaction.  Such option shall be exercised within fifteen (15) days after notification to the Purchaser by the Vendors of the occurrence of damage or destruction (or prior to the Closing Date if such occurrence takes place within fifteen (15) days of the Closing Date) in which event this Agreement shall (for greater certainty and without limitation subject to Section 6.10) be terminated automatically.  If the Purchaser does not exercise such option, it shall complete the Transaction and shall be entitled to an assignment of the proceeds of insurance referable to such damage or destruction.  Where any damage or destruction is not substantial (or if it is substantial but the Purchaser declines its option to terminate), the Purchaser shall complete the Transaction and shall be entitled to an assignment of the proceeds of insurance referable to such damage or destruction provided that such damage or destruction is insured or, otherwise, to an agreed abatement.  If any dispute arises under this section as to whether damage or destruction is substantial or with respect to the amount of any abatement, such dispute will be determined in accordance with Section 6.8.

6.8	Dispute Resolution

If any dispute arises:

(a)	under Section 6.7 as to whether any damage or destruction is substantial or with respect to the amount of any abatement; or

(b)	with respect to any other matter related to the Transaction or the interpretation or enforcement of this Agreement;

such dispute will be determined by the Court, or by such other Person or in such other manner as the Court may direct.

6.9	Termination

This Agreement shall automatically terminate at any time prior to the Closing Time upon the occurrence of any of the following:

(a)	by mutual written agreement of the Vendors and the Purchaser;

(b)	if the Agreement is not the Successful Bid or the Back-Up Bid (as determined pursuant to the Bidding Procedures); or

(c)	if the Agreement is the Back-Up Bid and the transaction contemplated by the Successful Bid is closed.

This Agreement may be terminated at any time prior to the Closing Time upon the occurrence of any of the following:

(d)
as provided in Section 5 (provided that the terminating Party has not breached its obligations under the Agreement in such a manner as to cause a closing condition not to be fulfilled) or Section 6.7; or

(e)
by any of the Parties (provided that the terminating Party has not breached its obligations under the Agreement in such a manner as to cause a closing condition not to be fulfilled) if Closing shall not have occurred on or prior to the Termination Date in accordance with Section 5.3.

If this Agreement is terminated in the circumstances set out in this Section, all further obligations of the Parties under this Agreement will terminate and neither Party shall have any liability or further obligations hereunder, except as contemplated in Section 6.10, which shall survive such termination.

6.10	Effects of Termination and Closing

(a)
If this Agreement is terminated pursuant to Section 5, 6.7 or  6.9, all further obligations of the Parties under or pursuant to this Agreement shall terminate without further liability of any Party to the other except for the provisions of: (i) Section 3.3 (Deposit); (ii) Section 6.10 (Effects of Termination and Closing); and (iii) Section 7.2 (Expense Reimbursement).

(b)
If the Transaction is not completed solely as a result of Purchaser’s failure to perform any of its obligations hereunder, then the Deposit shall be forfeited to the Vendors as liquidated damages and the Vendors shall have no other rights and remedies against the Purchaser available at law or in equity.

(c)
Under no circumstance shall any of the Parties, their Representatives or their respective directors, officers, employees or agents be liable for any special, punitive, exemplary, consequential or indirect damages (including loss of profits) that may be alleged to result, in connection with, arising out of, or relating to this Agreement or the transactions contemplated herein.

6.11	Assumption of Obligations

At the Closing Time and conditional upon Closing, the Purchaser agrees to pay and be responsible for all the liabilities and obligations of the Vendors under the Contracts to the extent that such liabilities and obligations consist of liabilities or obligations that arise out of events or circumstances that occur after the Closing Time or are to be performed after the Closing Time.

SECTION 7

BIDDING PROCEDURES

7.1	Bidding Procedures Order

The Parties acknowledge and agree that the Bidding Procedures Order recognized the Stalking Horse Agreement as a baseline or “stalking horse bid” and approved the payment of the Expense Reimbursement in the circumstances set out in Section 7.2 of the Stalking Horse Agreement.

7.2	Expense Reimbursement

Notwithstanding the entry into of this Agreement, the Parties acknowledge and agree that the Expense Reimbursement remains payable in accordance with Section 7.2 of the  Stalking Horse Agreement, as approved by the Bidding Procedures Order, and that nothing herein shall constitute or be deemed to constitute any amendment, alteration, modification to, or waiver of any rights in respect of, Section 7.2 of the Stalking Horse Agreement or the Bidding Procedures Order.

SECTION 8

PERFORMANCE GUARANTEE

8.1	Performance Guarantee

(a)
The Guarantor irrevocably and unconditionally guarantees the timely and complete performance of, and compliance with the Purchaser’s obligations under Sections 3.1, 3.2 (excluding 3.2(d)), 3.4, 3.5, 3.6, 3.7, 9.1 and 9.10 (collectively, the “Guaranteed Obligations”).

(b)
If for any reason the Purchaser fails at any time to perform or comply with any Guaranteed Obligation that is to be performed or complied with by the Purchaser under this Agreement, then the Guarantor shall perform or comply with such Guaranteed Obligation in accordance with and subject to the provisions of this Agreement.  Such performance or compliance by the Guarantor is deemed to be performance or compliance by the Purchaser under this Agreement.

(c)
The Guarantor is jointly and severally liable with the Purchaser for the performance of, and compliance with, the Guaranteed Obligations.  The Vendors are not bound to proceed against the Purchaser or to pursue any rights or remedies against the Purchaser before being entitled to pursue its rights against the Guarantor.

(d)
The obligation of the Guarantor in this Section 8 shall terminate immediately upon Closing or a termination of this Agreement that is not solely as a result of a failure of the Purchaser to perform any of its obligations hereunder except, in the case of a Closing, for the Guaranteed Obligations in respect of (i) the determination of the Statement of BSI Working Capital in accordance with Section 3.6, (ii) the payment of the Purchase Price adjustment, if any, pursuant to Section 3.7 and (iii) the indemnity obligation of the Purchaser in Section 9.10 which shall survive until satisfaction of the matters referred to in paragraphs (i) and (ii) above have been completed and thereafter shall terminate (except in respect of any amounts that have become due under Section 9.10 prior to such date).

(e)	The guarantee shall be in favour of the Vendors and no other party shall be considered a third party beneficiary.

8.2	Absolute Liability

The liability of the Guarantor is absolute and unconditional irrespective of: (i) any lack of validity or enforceability of any Guaranteed Obligation against the Purchaser (other than the termination of any Guaranteed Obligations in accordance with the terms hereof); (ii) any change in the time or times for, or place or manner of performance or any other indulgences which the Vendors may grant to the Purchaser; (iii) any amendment, restatement, replacement, supplement, modification or renewal of this Agreement; (iv) any assignment of all or any part of this Agreement; (v) any limitation of status or power, disability, incapacity or other circumstance relating to the Purchaser, including any bankruptcy, insolvency, winding-up, dissolution, liquidation, restructuring or other creditors’ proceedings involving or affecting the Purchaser; or (vi) any change in the ownership, control, name, objects, businesses, assets, capital structure or constitution of the Purchaser or any reorganization, amalgamation or other change in the existence of the Purchaser.

8.3	Defences

The liabilities and obligations of the Guarantor under this Section 8 are subject to the terms of this Agreement and will not exceed any liability or obligation of the Purchaser to the Vendors under this Agreement.  The Guarantor is entitled to all rights, privileges and defences available to the Purchaser with respect to any obligation or liability, including without limitation all provisions of this Agreement relating to limitation of liability and the resolution of disputes.

8.4	Payment on Demand

The Guarantor will pay and perform its liabilities and obligations under this Section 8 immediately after demand for such payment and performance is made in writing to it.  Under no circumstances shall the Guarantor’s obligation hereunder exceed the Purchase Price, as it may be adjusted pursuant to Section 3.7. For the avoidance of doubt, upon the payment of the Purchase Price by the Guarantor, the Guarantor shall be subrogated to the rights of the Purchaser and subject to the obligations of the Purchaser, all in accordance with the terms of this Agreement.

SECTION 9

GENERAL

9.1	Access to Books and Records

(a)
For a period of 6 years from the Closing Date or for such longer period as may be required by Applicable Law, the Purchaser will retain all original Books and Records that are transferred to the Purchaser under this Agreement.  So long as any such Books and Records are retained by the Purchaser pursuant to this Agreement and subject to Section 9.1(c), each Vendor (and any representative, agent, former director or officer or trustee in bankruptcy of the estate of either Vendor) has the right to inspect and to make copies (at its own expense) of them at any time upon reasonable request during normal business hours and upon reasonable notice for any proper purpose and without undue interference to the business operations of the Purchaser.

(b)
Subject to Section 9.1(c), for a period of the lesser of (x) 6 years from the Closing Date and (y) so long as the Purchaser together with any Affiliate thereof controls QSLP or QSGP, the Purchaser shall cause QSGP to permit each Vendor (and any representative, agent or trustee in bankruptcy of the estate of either Vendor) to inspect the books and records of the Vendors maintained by QSGP and QSLP and to make copies (at its own expense) of them at any time upon reasonable request during normal business hours and upon reasonable notice for any proper purpose and without undue interference to the business operations of the Purchaser. Any information received by the Purchaser or its representatives pursuant to this Section 9.1 shall be held in strict confidence except as may be required by Applicable Law (including disclosure required in connection with any tax returns or bankruptcy and insolvency proceedings).

(c)
If a Vendor or its affiliates are engaged in any business that competes, directly or indirectly, with the business carried on by QSLP, then the Purchaser shall only be required to provide the right to inspect as contemplated in Section 9.1(a) or (b) to such Vendor if the sole purpose is of evaluating or preparing any of its tax returns, the sale of the remaining assets of either Vendor, in respect of any third party claim against such Person or in connection with any bankruptcy and insolvency proceeding.  For greater certainty, the right of Monitor, any former director or officer or any trustee in bankruptcy of the estate of either Vendor to inspect books and records and make copies thereof shall not be restricted under this Section 9.1(c).

9.2	Notice

Any notice or other communication under this Agreement shall be in writing and may be delivered personally or transmitted by fax or e-mail, addressed:

in the case of the Purchaser, as follows:

QSI Partners Ltd.
1st Floor – Windward 1
Regatta Office Park
PO BOX 10338
Grand Cayman KY1-1003
Cayman Islands

Attention:                     Desiree Mercer
Fax:                     (345) 949-7230
Telephone:                     (345) 949-7232

with a copy to:

Torys LLP
79 Wellington Street West
Suite 3000
Toronto, Ontario
M5K 1N2

Attention:                     David Bish
Fax:                     (416) 865-7380
Email:                               dbish@torys.com

and in the case of the Guarantor, as follows:

Globe Specialty Metals, Inc.

One Penn Plaza

250 West 34th Street, Suite 4125

New York, NY 10119

Attention:                     Stephen Lebowitz
Fax:                     (212) 798-8137
Telephone:                     (212) 798-8122

with a copy to:

Torys LLP
79 Wellington Street West
Suite 3000
Toronto, Ontario
M5K 1N2

Attention:                     David Bish
Fax:                     (416) 865-7380
Email:                               dbish@torys.com

and in the case of the Vendors, as follows:

Timminco Limited
150 King Street West, 2401
Toronto, Ontario
M5H 1J9

Attention:                     Peter Kalins,
President, General Counsel and Corporate Secretary
Fax:                     (416) 364-3451
Email:                               PKalins@timminco.com

with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West, 199 Bay Street
Toronto, Ontario
M5L 1B9

Attention:                     Daphne MacKenzie
Fax:                     (416) 947-0866
Email:                               dmackenzie@stikeman.com

with a copy to the Monitor:

FTI Consulting Canada Inc.
TD Waterhouse Tower, Suite 2010
79 Wellington Street
Toronto, Ontario
M5K 1G8

Attention:                     Nigel Meakin
Fax:                     (416) 649-8101
Email:                               nigel.meakin@fticonsulting.com

with a copy to:

Blake, Cassels & Graydon LLP
199 Bay Street
Suite 4000, Commerce Court West
Toronto, Ontario
M5L 1A9

Attention:                     Linc Rogers
Fax:                     (416) 863-2653
Email:                               Linc.Rogers@blakes.com

Any such notice or other communication, if given by personal delivery, will be deemed to have been given on the day of actual delivery thereof and, if transmitted by fax or e-mail before 5:00 p.m. (Toronto time) on a Business Day, will be deemed to have been given on such Business Day, and if transmitted by fax or e-mail after 5:00 p.m. (Toronto time) on a Business Day, will be deemed to have been given on the Business Day after the date of the transmission.

9.3	Time

Time shall, in all respects, be of the essence hereof, provided that the time for doing or completing any matter provided for herein may be extended or abridged by an agreement in writing signed by the Vendors and the Purchaser or by their respective solicitors.

9.4	Currency

Except where otherwise indicated, all references herein to money amounts are in Canadian currency.

9.5	Survival

The representations and warranties of the Parties contained in this Agreement shall merge on Closing and the covenants of the Parties contained herein to be performed after the Closing shall survive Closing and remain in full force and effect.

9.6	Benefit of Agreement

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. Each Party intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any Person other than the Parties and their successors and permitted assigns, and no Person, other than the Parties and their successors and their permitted assigns, shall be entitled to rely on the provisions hereof in any action, suit, proceeding, hearing or other forum.

9.7	Entire Agreement

This Agreement, the attached Schedules hereto, the letter contemplated in Sections 1.1(ccc) and 1.1(mmmm), the Disclosure Letter and the confidentiality and standstill agreement dated as of January 6, 2012 between Timminco and the Purchaser, as supplemented by the addendum thereto dated as of January 11, 2012, the DIP Amendment,  constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior negotiations, understandings and agreements.  This Agreement may not be amended or modified in any respect except by written instrument executed by all of the Parties.

9.8	Paramountcy

In the event of any conflict or inconsistency between the provisions of this Agreement, and any other agreement, document or instrument executed or delivered in connection with this Transaction or this Agreement, the provisions of this Agreement shall prevail to the extent of such conflict or inconsistency.

9.9	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and each of the Parties irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario.

9.10	Commission

The Purchaser agrees to indemnify the Vendors against any claim for compensation or commission by any third party or agent retained by the Purchaser in connection with, or in contemplation of, the Transaction and the Vendors shall jointly and severally indemnify the Purchaser for any third party or agent or broker fees or other commissions payable by the Vendors on the Purchase Price or otherwise in connection with the Transaction.

9.11	Assignment by Purchaser

This Agreement may not be assigned by the Purchaser without the prior written consent of the Vendors, which consent may be withheld in the Vendors’ sole and absolute discretion; provided, however that the Purchaser shall be permitted to assign the benefit of all or a portion of this Agreement prior to or after Closing to an Affiliate thereof in circumstances where (i) prior notice of such assignment is provided to the Vendors, (ii) such assignee agrees to be bound by the terms of this Agreement to the extent of the assignment, and (iii) such assignment shall not release the Purchaser or the Guarantor (in the case of the Guarantor during the existence of the Guarantee) from any obligation or liability hereunder in favour of the Vendors and the Purchaser and the Guarantor (in the case of the Guarantor during the existence of the Guarantee) shall acknowledge and confirm their continuing obligations and liabilities in favour of the Vendors in form and substance satisfactory to the Vendors; for greater certainty, the Purchaser shall be permitted to assign the right to buy all or a portion of the Purchased Assets to one or more Affiliates and such assignment shall be permitted so long as the requirements of this Section 9.11 are complied with. This Agreement may not be assigned by the Vendors without the consent of the Purchaser.

9.12	Further Assurances

Each of the Parties shall, at the request and expense of the requesting party, take or cause to be taken such action and execute and deliver or cause to be executed and delivered to the other such documents (including registrations and removal of Encumbrances (other than Permitted Encumbrances)) and further assurances as may be reasonably necessary or desirable to give effect to this Agreement.

9.13	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same agreement.  Transmission by facsimile or by e-mail of an executed counterpart of this Agreement shall be deemed to constitute due and sufficient delivery of such counterpart.

9.14	Severability

Notwithstanding any provision herein, if a condition to complete the Transaction, or a covenant or an agreement herein, other than those contained in Section 3.1, Section 3.5, Section 6 or Section 8, is prohibited or unenforceable pursuant to applicable law, then such condition, covenant or agreement shall be ineffective to the extent of such prohibition or unenforceability without invalidating the other provisions hereof.

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

BECANCOUR SILICON INC.
By:	/s/ Peter A.M. Kalins
Name: Peter A.M. Kalins
Title: President, General Counsel and Corporate Secretary

TIMMINCO LIMITED
By:	/s/ Douglas Fastuca
Name: Douglas Fastuca
Title: Chief Executive Officer

QSI PARTNERS LTD.
By:	/s/ Alan Kestenbaum
Name: Alan Kestenbaum
Title: Executive Chairman

GLOBE SPECIALTY METALS, INC.
By:	/s/ Alan Kestenbaum
Name: Alan Kestenbaum
Title: Executive Chairman

Schedule A

Purchased Silicon Metal Assets

Schedule B

BSI Owned Property

Schedule C

Intentionally Deleted

Schedule D

Bidding Procedures Order

Schedule E

Permitted Encumbrances

Schedule F

QSLP Contracts

Schedule G

Silicon Metal Contracts

Schedule H

[Intentionally Deleted]

Schedule I

Monthly Reimbursement

Schedule J

Solar Grade Silicon Contracts

Schedule K

Consents and Approvals

Schedule L

Estimated Working Capital Statement

Schedule M

Sample QSLP Working Capital Statement